Filed by Camden National Corporation Pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: Union Bankshares Company

THE FOLLOWING IS A FREQUENTLY ASKED QUESTIONS MEMORANDUM FROM UNION BANKSHARES COMPANY TO ITS EMPLOYEES, DATED AUGUST 24, 2007, REGARDING THE ACQUISITION AND CERTAIN RELATED MATTERS.

Employee Questions and Answers

Branches/Main Office

•	Will the hours change? There are no changes planned prior to the merger.
•	What is Camden’s branch structure and do they have RM’s, Branch Managers and CSR’s? CNB does have similar positions although they vary from branch to branch.
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Will they close the Washington County branches? There currently are no Camden National Bank branches in Washington County, therefore these branches are very desirable to Camden National Bank as they expand their market area.

•	Will the signs or name change? It is currently planned to retain the Union Trust name and signage in Hancock and Washington counties.
•	With two branches in Ellsworth, will one be closed? No
•	Will they have a new cut-off time? It is not known at this time.
•	Will there still be branch audits before the change over? The Audit Department will keep to the same audit schedule until further notice.
•	Will the staffing in the branches remain the same? At this time, no staffing changes are planned until the merger is complete.

Benefits

In the next few weeks, we will be working closely with Camden National Bank to fully understand their benefit programs. We plan to meet individually with each employee to discuss their individual needs at a later date.

•	Will bonuses or incentives be offered? Camden does have an incentive plan. More information will follow.
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What is the status of benefits and 401k – will these stay the same until the merger? (What happens after the merger?) For UTC, there will be no changes in the 401k or benefit plans. Camden has similar benefit programs; more details will be provided later.

Personnel Policy

•	What is the dress code? More information will follow.
•	Will we lose vacation time? This has not yet been discussed.
•	How do they accrue vacation time – is it the same number of years as UTC? This has not yet been discussed.
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Will we lose accrued sick time? Yes. As per Bank policy, at no time will accumulated sick leave benefits be paid out to employees – either while employed or upon termination. Union Trust does not carry short-term disability insurance, therefore employees use their accumulated days in case of a short term incapacity to work. UTC employees are allowed to “bank” up to 90 days of sick time. This “policy” allowed the employee to self fund his or her short term disability. (Remember, the long term disability program doesn’t take affect until 91 days after the occurrence of the disability.) Camden has a formal short term disability program whereas employees are not asked to use their accumulated sick time to fund short term disability.

•	Will I be able to take classes? Yes
•	Do years of service follow through to Camden? Yes. The merge agreement calls for Union employees to be given credit for their years of service in calculating benefits.

Employees

•	Do they allow part-time employees? Yes
•	What will Peter Blyberg’s role be in the new organization? Vice Chairman of the Board of Directors of Camden National Bank. He will remain in Ellsworth and focus on business development.
•	What do they have for a marketing department? They have a 5 member marketing department.
•	Will those with seniority keep their jobs and newly hired employees be let go? Positions will be filled with the most qualified candidates.
•	Is Mr. Daigle as approachable as Mr. Blyberg? Yes, he has very much an open door policy.
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Will evaluations be used to assist in the choice of employees for available position? Yes. In fact, we will be using the most recent employee evaluation to assist in the process. It is also important to note that an employee’s attitude will also be considered in the overall evaluation of the employees.

Salary

•	Will salaries change? It is not known at this time.

Budget

•	Will we be required to prepare budgets? Most likely, we will participate in Camden National’s budget process.

Shareholders

•	When will the stockholder meeting take place? Late October, early November.

Products/Services

•	Will training be provided for new systems, products, etc. and when? Yes, training will be provided however we do not know when this would occur.
•	What products will change? Information on products offered by CNB will be available in the near future.
•	Will our receipts now say Camden National? Not for Washington and Hancock counties.
•	Do they use Vertex? No
•	Will there still be business development meetings and where? Business development meetings will continue for 2007 in the same locations. Meeting locations for 2008 will be determined at a later date.

General

•	What is the timeline for the process? It should be completed by the end of 2007 or the beginning of 2008.
•	Will we still have the Samoset event? No.
•	Are customer seminars scheduled for 2007 and 2008 still to occur? Yes
•	Who will update our website? The UTC website will be updated by Terry Fancy.
•	When our customers call, who will they be speaking with? Until further notice, they will be speaking to the Call Center.
•	Where will management meetings take place? There are no changes at this time. Going forward, no decisions have been made.
•	How do we proceed on special projects? Please check with your supervisor for details on special projects.

Forward-Looking Statements

This report contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Camden National Corporation (“Camden”). These risks, uncertainties and other factors may cause the actual results, performance or achievements of Camden to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: (i) failure of the parties to satisfy the closing conditions in the Merger Agreement in a timely manner or at all; (ii) failure of the shareholders of Union Bankshares Company (“Union Bankshares”) to approve the Merger Agreement; (iii) failure to obtain governmental approvals of the Merger, or imposition of adverse regulatory conditions in connection with such approvals; (iv) disruptions in the businesses of the parties as a result of the pendency of the Merger; (v) integration costs following the merger, (vi) changes in general, national or regional economic conditions; (vii) changes in loan default and charge-off rates; (viii) reductions in deposit levels necessitating increased borrowing to fund loans and investments; (ix) changes in interest rates; (x) changes in laws and regulations; (xi) changes in the size and nature of the Camden’s competition; and (xii) changes in the assumptions used in making such forward-looking statements. Other factors could also cause these differences. For more information about these factors please see Camden’s and Union Bankshares’ filings with the SEC, including their Annual Report on Form 10-K on file with the Securities and Exchange Commission (“SEC”). All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements. These forward-looking statements were based on information, plans and estimates at the date of this report, and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Additional Information and Where to Find It

In connection with the proposed merger of Union Bankshares with and into Camden, Camden and Union Bankshares intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, UNION BANKSHARES AND THE MERGER. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Union Bankshares with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden National Corporation, Two Elm Street, Camden, Maine 04843, Attention: Suzanne Brightbill, and free copies of the documents filed with the SEC by Union Bankshares by directing a written request to Union Bankshares Company, 66 Main Street, Ellsworth, Maine 04605, Attention: Clerk.

Information about the directors and executive officers of Camden and Union Bankshares and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about Camden’s directors and executive officers in the proxy statement for Camden’s annual meeting of stockholders filed with the SEC on March 21, 2007. You can find information about Union Bankshares’s directors and executive officers in the proxy statement for Union Bankshares’s 2007 annual meeting of shareholders filed with the SEC on May 11, 2007. You can obtain free copies of these documents from the SEC, Camden or Union Bankshares using the contact information above.

Contacts:

Suzanne Brightbill	Terance Fancy
Assistant Vice President, Public Relations Officer	Vice President, Compliance Officer
Camden National Corporation	Union Trust Company
207.230.2120	207.667.4537, ext 243
sbrightbill@camdennational.com	tfancy@uniontrust.com

Participants in Solicitation

Camden, Union Bankshares and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Union Bankshares in connection with the merger.